

MFS Fund Distributors, Inc.
(SEC I.D. No. 8-45321)

Statement of Financial Condition
as of December 31, 2021 and
Report of Independent Registered Public Accounting Firm

Filed pursuant to Rule 17a-5(e)(3) under the Securities Exchange Act
of 1934 as a Public Document.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45321

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING _____ January 1, 2021 _____ AND ENDING _____ December 31, 2021 _____

(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___ MFS Fund Distributors, Inc. _____

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
   ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

111 Huntington Avenue
_____
(No. and Street)

Boston	MA	02199
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Charuda Upatham-Costello	617-954-4810	bupatham-costello@mfs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
_____
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

October 20, 2003	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Charuda Upatham-Costello_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ___MFS Fund Distributors, Inc._____, as of _____December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Kristine M. Maddaleni
NOTARY PUBLIC
Commonwealth of
Massachusetts
My Comm. Expires April 21, 2028

Kristine M. Maddaleni
Notary Public

Signature: _(signature)_

Title: Senior Group Controller and Treasurer of MFS Fund Distributors, Inc.
Financial and Operations Principal

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
Fax: +1 617 437 2111
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of MFS Fund Distributors, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of MFS Fund Distributors, Inc. (the "Company") (a wholly owned subsidiary of Massachusetts Financial Services Company) as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note B, the statement of financial condition includes significant allocations from, and transactions with, Massachusetts Financial Services Company and its affiliates and is not necessarily indicative of the conditions that would have existed if the Company had been operated as an unaffiliated company.

Deloitte & Touche LLP

February 25, 2022
We have served as the Company's auditor since 1992.

MFS FUND DISTRIBUTORS, INC.
STATEMENT OF FINANCIAL CONDITION
At December 31, 2021

($'s in thousands, except share data)

Assets		
Cash and cash equivalents	$	188,905
Receivables		2,529
Prepaid expenses		3,502
Deferred dealer commissions		7,339
Deferred tax assets, net		420
Total assets		202,695
Liabilities		
Accounts payable and accrued expenses		119,255
Accrued compensation		39,437
Due to Parent and its affiliates, net		3,324
Total liabilities		162,016
Commitments and contingencies (Note G)		
Stockholder's equity		
Common stock, $1.00 par value; 3,000 shares authorized; 1,000 shares issued and outstanding		1
Additional paid-in capital		38,025
Retained earnings		2,653
Total stockholder's equity		40,679
Total liabilities and stockholder's equity	$	202,695

The accompanying notes are an integral part of the statement of financial condition.

A. GENERAL INFORMATION

MFS Fund Distributors, Inc. (the "Company" or "MFD") is a wholly-owned subsidiary of Massachusetts Financial Services Company (the "Parent" or "MFS") headquartered in Boston, Massachusetts, United States of America. The ultimate parent company of MFS and the Company is Sun Life Financial Inc. ("Sun Life"), a company headquartered in Toronto, Canada. MFD is a registered broker-dealer with the Securities and Exchange Commission and the Financial Industry Regulatory Authority. The Company provides distribution and administrative services to registered investment companies for which the Parent is the investment manager. The Company's business and results of operations are, to a significant extent, dependent on the magnitude and composition of assets under management of its Parent, which include domestic and international equity and debt portfolios. Therefore, fluctuations in global equity and debt markets, including those caused by the COVID-19 pandemic, and the composition of assets under management of its Parent impact the Company's operating results. MFS continues to monitor risk factors including the COVID-19 pandemic. Certain officers and directors of the Company are also officers and directors of the Parent and its affiliates.

B. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The financial statement was prepared from the separate records maintained by the Company, which include significant allocations from, and transactions with its Parent and the Parent's affiliates, and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. The Company received and continues to receive significant subsidies from its Parent pursuant to a loss indemnification agreement ("LIA") and a transfer pricing agreement ("TPA") described in Note C. It is the intention of the Parent to make funds available to continue operations of the Company and to keep these agreements in place for at least the next fiscal year.

Use of estimates

The preparation of financial statement in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from these estimates.

Cash and cash equivalents

Cash and cash equivalents consist of cash held in banks. As of December 31, 2021, MFD held no cash equivalents.

Deferred dealer commissions

Agreements with certain MFS mutual funds distributed by the Company stipulate that the Company pay dealer commissions to financial intermediaries in connection with the sales of Class B and Class C shares of such funds. The dealer commissions that were paid at the time of sale for Class B shares and continue to be paid at the time of sale for Class C shares compensate these financial intermediaries for distribution and/or shareholder servicing. These agreements also stipulate that the Company shall receive annual distribution and/or service fees from these MFS funds equal to a percentage of the average daily net assets of each share class. For Class B and Class C shares, a portion of these annual distribution and services fees are paid to the financial intermediaries.

These dealer commissions are deferred and amortized over various periods not to exceed the period that the related funds' shares are subject to redemption fees, which is one to six years. The Company evaluates the recoverability of deferred dealer commissions at each reporting period by assessing whether the undiscounted future distribution and service fees exceeds the carrying amount of the deferred dealer commission asset. The sale of Class B shares discontinued in 2019.

Prior to April 1, 2021, the Parent assumed the costs incurred by the Company in connection with the distribution of investment company Class B and Class C shares in exchange for the Company's right to the net revenues under the related distribution agreements. Accordingly, MFS reimbursed the Company cash for all deferred dealer commissions paid for Class B and Class C Shares, which represented deferred income that was recorded as a deferred dealer commission liability. This liability was amortized into income over the future expected net revenue recognition period, which was 1 to 8 years for Class C and Class B shares, respectively, utilizing the units of revenue methodology. Effective April 1, 2021, the assignment agreement with the Parent was terminated. As a result of the termination, the Company's deferred dealer commission liability of $11,280 was settled in cash with the Parent. In addition, the Parent's deferred tax liability of $2,315 associated with the deferred dealer commission asset was transferred to the Company for cash.

Dealer and trail commissions

The Company pays financial intermediaries for certain distribution, marketing and administrative services. These costs are expensed as incurred and amounts payable at year end for dealer and trail commissions of $50,974 and $61,262, respectively, are included as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Income taxes

The Company is included in the consolidated federal tax return of a Sun Life affiliate. MFD also files state tax returns on a combined basis with its Parent and U.S. affiliates or stand-alone basis in jurisdictions in which it operates. Federal and State income tax amounts are allocated among members of the consolidated and combined tax groups based upon the separate return method.

The Company is included in the consolidated financial statements of the Parent. In accordance with the cash management policy between the Parent and the Company, the Company shall pay to, or receive from, the Parent an amount equal to the total provision or benefit for current income taxes that the Company discloses on its financial statements related to consolidated tax returns. Settlement is made via an intercompany transaction with the Parent.

Deferred income taxes reflect the impact of temporary differences between the amount of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, measured by applying tax rates expected to be in effect when such differences reverse. A valuation allowance is provided when deferred tax assets are likely not to be realized.

Accounting for uncertainty in income taxes recognized in the financial statement for a tax position taken or expected to be taken in a tax return requires that amounts recorded are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is more likely than not to be realized following resolution of any potential contingencies related to the tax benefit. The difference between the tax benefit recognized in the financial statement for a tax position and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. The Company records interest and penalties associated with uncertain tax positions in income tax expense. Uncertain tax positions are reported in accounts payable and accrued expenses.

New accounting standards

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*, which amends guidance on impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss model) that is based on expected losses rather than incurred losses. Subsequent ASUs have amended certain aspects of the ASU's guidance. This ASU is effective for the Company on January 1, 2023. The Company has assessed the impact of the standard and has determined that it will not have a material impact on its financial statement.

C. RELATED PARTY TRANSACTIONS

Transfer pricing agreement

Pursuant to the TPA between the Company and its Parent and the Parent's affiliates, the Company agrees to provide various professional services to MFS at arms-length pricing in accordance with the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder and the Organisation for Economic Co-operation and Development's Transfer Pricing Guidelines for Multinational Enterprises and Tax Administrations ("OECD Guidelines"). The terms of the TPA allow the Company to earn intercompany service fees from the Parent and the Parent's affiliates based on a percentage of costs incurred by the Company to provide professional services. The TPA has no set expiration.

Loss indemnification agreement

Pursuant to the LIA between the Company and its Parent, the Parent has agreed to indemnify the Company for any net operating and non-operating loss it incurs during any year and reimburse the Company for the net operating and non-operating loss it incurs. The LIA has no set expiration.

Other transactions with the Parent and the Parent's affiliates

The Company's financial statement includes significant allocations from, and transactions with, its Parent and the Parent's affiliates. The Company shares personnel, office facilities and information systems with its Parent and the Parent's affiliates.

Due to Parent and its affiliates, net includes amounts payable to the Parent and its affiliates of $3,372 and amounts receivable from the Parent's affiliates of $48. The net amount receivable from the Parent and its affiliates includes amounts related to current income taxes (refer to Note H). The Company pays no interest on the amounts due to its Parent or its affiliates and there is no contractual due date for intercompany balances. While they are payable to the Parent on demand, the Company generally settles these balances on a monthly basis.

During the year, the Parent made a capital contribution of $20,000 to the Company.

The Company's Parent is committed to long-term operating and capital leases for certain equipment, office and processing facilities that expire on various dates through 2029.

The Company paid $19,150 of dividends to its Parent during 2021.

D. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

Accounting Standards Codification Topic 820, Fair Value Measurement, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices

in active markets for identical assets or liabilities (Level 1 investments) and the lowest priority to unobservable inputs (Level 3 investments). The three levels of the fair value hierarchy are as follows:

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment.

The Company monitors the availability of inputs that are significant to the measurement of fair value to assess the appropriate categorization of financial instruments within the fair value hierarchy.

Valuation techniques used to measure fair value maximize the use of relevant observable inputs and minimize the use of unobservable inputs. There have been no changes in the methodologies used at December 31, 2021.

Due to the short-term nature and liquidity of cash and cash equivalents, receivables, accounts payable and accrued expenses, the carrying value of these assets and liabilities approximate fair value.

E. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital equal to the greater of $25 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. At December 31, 2021, the Company had net capital of $27,338 which exceeded its required net capital of $10,926.   The Company's aggregate indebtedness to net capital ratio was 6.00 to 1 at December 31, 2021.

F. EXEMPTION FROM RULE 15c3-3

The Company has no possession or control obligations under SEA Rule 15c3-3(b) or reserve deposit obligations under SEA Rule 15c3-3(e) because its business is limited primarily to serving as distributor for its affiliated registered investment companies.

G. COMMITMENTS AND CONTINGENCIES

In the normal course of its business, the Company entered into agreements that include indemnities in favor of third parties, such as distribution agreements and service agreements. It is not possible to estimate the Company's potential liability under these indemnities. The Company has agreed to indemnify its directors and certain of its officers and employees in accordance with the Company's by-laws. In certain cases, the Company has recourse against third parties with respect to the foresaid indemnities and the Parent, on behalf of the Company, also maintains insurance policies that may provide coverage against certain of these claims.

H. INCOME TAXES

The following is a summary of deferred tax assets (liabilities) at December 31, 2021:

	2021
Deferred tax assets	
Share based compensation	$ 2,250
Total deferred tax assets	$ 2,250
Deferred tax liabilities	
Deferred dealer commissions	$ (1,830)
Total deferred tax liabilities	$ (1,830)
Deferred tax assets, net	$ 420

The total amounts of interest and penalties related to unrecognized tax benefits that decreased net income for 2021 were $439. As of December 31, 2021, the total amounts of accrued interest (net of the federal tax benefit) and penalties reported in accounts payable and accrued expenses were $1,898, and the total amounts of interest (net of the federal tax benefit) and penalties reported in due to Parent and its affiliates were $1,775.

The Company, through its Parent and affiliates tax filing requirements described in Note B ("tax filing requirements"), is subject to federal income tax as well as state income tax in multiple jurisdictions. Also, through these tax filing requirements, the Company is generally no longer subject to income tax examinations relating to originally filed returns with the U.S. federal, state or local tax authorities for fiscal years prior to 2016. Finally, through its tax filing requirements, the Company is under perpetual federal audit and occasional state audit. The Company has recognized a tax benefit only for those positions that meet the more likely than not recognition threshold, as described in Note B.

I. SUBSEQUENT EVENTS

The Company has evaluated events and transactions through the date the financial statement was issued and determined that there are no material events or transactions which require adjustment to, or disclosure in the financial statement.

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